Exhibit 4.26(a)

Execution Version

Date 30 June 2016

SCORPIO TANKERS INC.
as Guarantor

– and –

NIBC BANK N.V.
as Security Trustee

GUARANTEE

relating to
a Loan Agreement dated 30th June 2016

INDEX
Clause

1	INTERPRETATION
2	GUARANTEE
3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR
4	EXPENSES
5	ADJUSTMENT OF TRANSACTIONS
6	PAYMENTS
7	INTEREST
8	SUBORDINATION
9	ENFORCEMENT
10	REPRESENTATIONS AND WARRANTIES
11	UNDERTAKINGS
12	FINANCIAL COVENANTS
13	JUDGMENTS AND CURRENT INDEMNITY
14	SET-OFF
15	SUPPLEMENTAL
16	ASSIGNMENT
17	NOTICES
18	INVALIDITY OF LOAN AGREEMENT
19	GOVERNING LAW AND JURISDICTION
EXECUTION PAGE
SCHEDULE 1 FORM OF COMPLIANCE CERTIFICATE

THIS GUARANTEE is made on 30 June 2016
BETWEEN

(1)
SCORPIO TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands whose registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands (the “Guarantor”); and

(2)
NIBC BANK N.V., a company incorporated in The Netherlands, acting through its office at Carnegieplein 41, 2517 KJ, The Hague, The Netherlands (the “Security Trustee”, which expression includes its successors and assigns).

BACKGROUND

(A)
By a loan agreement dated 30 June 2016 and made between, amongst others, (i) STI Fontvieille Shipping Company Limited and STI Ville Shipping Company Limited as joint and several Borrowers, (ii) the Lenders, (iii) the Agent and (iv) the Security Trustee, it was agreed that the Lenders would make available to the Borrowers a facility of up to US$44,000,000.

(B)
By master agreements each entered or to be entered into at the Borrower’s option between a Borrower and a Swap Bank, the Swap Banks may provide the Borrowers with interest rate hedging facilities in relation to each Borrower’s obligations under the Loan Agreement (the said master agreements (including their schedules) and all Designated Transactions from time to time entered into and all Confirmations from time to time exchanged pursuant thereto hereinafter referred to as the "Master Agreements").

(C)	By the Agency and Trust Deed entered into pursuant to the Loan Agreement, it was agreed that the Security Trustee would hold the Trust Property on trust for the Lenders and the Swap Banks.

(D)	The execution and delivery to the Security Trustee of this Guarantee is one of the conditions precedent to the availability of the facility under the said Loan Agreement.
IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.
1.2    Construction of certain terms
In this Guarantee:
"Accounting Period" means each consecutive quarterly period during the Security Period ending on 31 March, 30 June, 30 September and 31 December of each financial year of the Guarantor.
“bankruptcy” includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country.
"Cash" means any credit balance on any deposit, savings, current or other account, and any cash in hand held with banks or other financial institutions of the Guarantor and/or any subsidiary of the Guarantor which is:
(a)    freely withdrawable on demand;

(b)	not subject to any Security Interest (other than pursuant to the Finance Documents);
(c)    denominated and payable in freely transferable and freely convertible currency; and
(d)    capable of being remitted to the Guarantor or such subsidiary of the Guarantor.
"Cash Equivalents" means:

(a)
unencumbered securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

(b)
time deposits, certificates of deposit or deposits in the interbank market of any commercial bank of recognised standing organised under the laws of the United States of America, any state thereof or any foreign jurisdiction having capital and surplus in excess of $500,000,000; and

(c)	such other securities or instruments as the Agent shall, with the authorisation of all the Lenders, agree in writing, provided that in respect of (a) and (b) above such Cash Equivalents shall have a rating of at least "A-" given by S&P or "A" given by Moody's (or the equivalent rating given by another Rating Agency), in each case having maturities of not more than ninety (90) days from the date of acquisition.
“Compliance Certificate” means a certificate executed by the chief financial officer of the Guarantor in the form set out in Schedule 1.
"Consolidated EBITDA" means, for any Accounting Period, the consolidated net income of the Guarantor for that Accounting Period:

(a)	plus, to the extent deducted in computing the net income of the Guarantor for that Accounting Period, the sum, without duplication, of:
(i)    all federal, state, local and foreign income taxes and tax distributions;
(ii)    Consolidated Net Interest Expense;

(iii)
depreciation, depletion, amortisation of intangibles and other non-cash charges or non-cash losses (including non-cash transaction expenses and the amortisation of debt discounts) and any extraordinary losses not incurred in the ordinary course of business;

(iv)	expenses incurred in connection with a special or intermediate survey (including any underwater survey done in lieu thereof) of a Fleet Vessel during such period; and
(v)    any drydocking expenses;

(b)	minus, to the extent added in computing the consolidated net income of the Guarantor for that Accounting Period:
(i)    any non-cash income or non-cash gains; and

(ii)	any extraordinary gains on asset sales not received in the ordinary course of business.
"Consolidated Funded Debt" means, for any Accounting Period, the sum of the following for the Guarantor determined (without duplication) on a consolidated basis for such period and in accordance with IFRS consistently applied:
(a)    all Financial Indebtedness; and

(b)
all obligations to pay a specific purchase price for goods or services whether or not delivered or accepted (including take-or-pay and similar obligations which in accordance with IFRS would be shown on the liability side of a balance sheet), provided that balance sheet accruals for future drydock expenses shall not be classified as Consolidated Funded Debt.
"Consolidated Net Interest Expense" means, for any Accounting Period, the aggregate of all interest, commissions, discounts and other costs, charges or expenses accruing that are due from the Guarantor and all of its subsidiaries during the relevant Accounting Period less:

(a)	commitment fees;

(b)	interest income received; and

(c)	amortisation of deferred charges and arrangement fees, determined on a consolidated basis in accordance with IFRS and as shown in the consolidated statements of income for the Guarantor.
"Consolidated Tangible Net Worth" means, on a consolidated basis, the total shareholders' equity (including retained earnings) of the Guarantor, minus goodwill and other non-tangible items.
"Consolidated Total Capitalisation" means the Consolidated Tangible Net Worth plus Consolidated Funded Debt.
"Equity Interests" of any person means:

(a)	any and all shares and other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such person; and

(b)
all rights to purchase, warrants or options or convertible debt (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such person.

"Equity Proceeds" means the net cash proceeds from the issuance of common or preferred stock of the Guarantor.
"Fleet Vessel" means each vessel owned by a wholly owned direct or indirect subsidiary of the Guarantor (including, but not limited to, the Ships).
"Intercompany Loan" means any transaction constituting Financial Indebtedness entered into by the Guarantor ("Party A") as lender with the Borrowers or either of them ("Party B") as borrowers whereby Party A is entitled to receive any payment in cash or in kind from Party B.
"Loan" means the principal amount for the time being outstanding under the Loan Agreement.
“Loan Agreement” means the loan agreement referred to in Recital (A) and includes any existing or future amendments or supplements, made with the Guarantor's consent or otherwise.
“Master Agreements” means the master agreements referred to in Recital (B) and includes any existing or future amendments or supplements, whether made with the Guarantor’s consent or otherwise.
“Minimum Liquidity” has the meaning given to it in clause 12.1 of this Guarantee.
"Moody's" means Moody's Investors Service, Inc., a subsidiary of Moody's Corporation.
"Net Debt" means Consolidated Funded Debt less Cash and Cash Equivalents of the Guarantor and its Subsidiaries.
“Party” means a party to this Guarantee.
"Rating Agency" means S&P, Moody's or, if both of them are not making ratings of securities publically available, an internationally recognised rating agency selected by the Agent which shall be substituted for S&P or Moody's.
"Secured Liabilities" means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of the Borrowers and any Security Party to the Security Trustee under or in connection with each Finance Document.
"Security Period" means the period starting on the date of this Guarantee and ending on the date on which the Security Trustee is satisfied that there is no outstanding Commitment in force and that the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full.
"S&P" means Standard & Poor's Rating Services, a division of the McGraw Hill Companies Inc.

1.3	Application of construction and interpretation provisions of Loan Agreement. Clauses 1.1 to 1.6 (inclusive) of the Loan Agreement apply, with any necessary modifications, to this Guarantee.

1.4
Inconsistency between Loan Agreement provisions and this Guarantee. This Guarantee shall be read together with the Loan Agreement, but in case of any conflict between the Loan Agreement and this Guarantee, unless expressly provided to the contrary in this Guarantee, the provisions of the Loan Agreement shall prevail.

2	GUARANTEE
2.1    Guarantee and indemnity. The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of all amounts payable by the Borrowers under or in connection with the Loan Agreement, the Master Agreements and every other Finance Document;

(b)	undertakes to pay within three (3) Business Days after the Security Trustee’s written demand, any such amount which is not paid by the Borrowers when payable; and

(c)
fully indemnifies the Security Trustee and each other Creditor Party on the Security Trustee’s demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or the other Creditor Party concerned as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or the other Creditor Party concerned would otherwise have been entitled to recover.

2.2	No limit on number of demands. The Security Trustee may serve more than one demand under Clause 2.1.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR

3.1
Principal and independent debtor. The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences. Without limiting the generality of Clause 3.1, the Guarantor shall neither be discharged by, nor have any claim against any Creditor Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents or the Master Agreements;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents or the Master Agreements;

(c)	any release or loss (even though negligent) of any right or Security Interest created by the Finance Documents or the Master Agreements;

(d)
any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)
any other Finance Document or any Master Agreement or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

4	EXPENSES

4.1
Costs of preservation of rights, enforcement etc. The Guarantor shall pay to the Security Trustee within three (3) Business Days of the Security Trustee’s written demand the amount of all expenses incurred by the Security Trustee or any other Creditor Party in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such a Security Interest.

4.2
Fees and expenses payable under Loan Agreement. Clause 4.1 is without prejudice to the Guarantor’s liabilities in respect of the Borrower’s obligations under clause 20 of the Loan Agreement (fees and expenses) and under similar provisions of other Finance Documents and the Master Agreements.

5	ADJUSTMENT OF TRANSACTIONS

5.1
Reinstatement of obligation to pay. The Guarantor shall pay to the Security Trustee on its demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of either Borrower or of another Security Party (or similar person) on the ground that the Loan Agreement, a Master Agreement or a payment by either Borrower or of another Security Party, was invalid or on any similar ground.

6	PAYMENTS
6.1    Method of payments. Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;

(b)	to such account as the Security Trustee may from time to time notify to the Guarantor;

(c)	without any form of set‑off, cross‑claim or condition; and

(d)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.

6.2
Grossing-up for taxes. If the Guarantor is required by law to make a tax deduction, the amount due to the Security Trustee shall be increased by the amount necessary to ensure that the Security Trustee and (if the payment is not due to the Security Trustee for its own account) the Creditor Party beneficially interested in the payment receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

7	INTEREST

7.1
Accrual of interest. Any amount due under this Guarantee shall carry interest after the date on which the Security Trustee demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement.

7.2	Calculation of interest. Interest under this Guarantee shall be calculated and accrue in the same way as interest under clause 7 (default interest) of the Loan Agreement.

7.3
Guarantee extends to interest payable under Loan Agreement. For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Loan Agreement, including that payable under clause 7 (default interest) of the Loan Agreement.

8	SUBORDINATION

8.1
Subordination of rights of Guarantor. All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against either Borrower, any other Security Party or their respective assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents and the Master Agreements; and in particular the Guarantor shall not:

(a)
claim, or in a bankruptcy of either Borrower or any other Security Party prove for, any amount payable to the Guarantor by either Borrower or any other Security Party, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Guarantor to either Borrower or any other Security Party; or

(d)	claim any subrogation or other right in respect of any Finance Document or any Master Agreement or any sum received or recovered by any Creditor Party under a Finance Document or any Master Agreement.

9	ENFORCEMENT

9.1
No requirement to commence proceedings against Borrowers. Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement or any other Finance Document or any Master Agreement before claiming or commencing proceedings under this Guarantee.

9.2    Conclusive evidence of certain matters. However, as against the Guarantor:

(a)
any judgment or order of a court in England, the Principality of Monaco, the United States of America, the Republic of the Marshall Islands or The Netherlands in connection with the Loan Agreement or any Master Agreement; and

(b)	any statement or admission of either Borrower in connection with the Loan Agreement or any Master Agreement, shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3
Suspense account. The Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of either Borrower or any other Security Party, place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the Borrower’s obligations under the Loan Agreement or the Master Agreements.

10	REPRESENTATIONS AND WARRANTIES
10.1    General. The Guarantor represents and warrants to the Security Trustee as follows.

10.2	Status. The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands.

10.3
Ownership of the Borrowers. The Guarantor is the direct legal and beneficial owner of all the issued share capital and voting rights in respect of each Borrower free of Security Interests save for the Security Interests created pursuant to the Finance Documents and the Existing Facility which, in the case of the Security Interests created pursuant to the Existing Facility shall be fully discharged in the case of Borrower A no later than the first Drawdown Date and, in the case of Borrower B, no later than the second Drawdown Date.

10.4	Corporate power. The Guarantor has the corporate capacity, and has taken all corporate action and obtained all Authorisations necessary for it:

(a)	to execute the Finance Documents to which the Guarantor is a party; and

(b)	to make all the payments contemplated by, and to comply with, this Guarantee and the Finance Documents to which the Guarantor is a party.

10.5	Consents in force. All the Authorisations referred to in Clause 10.4 remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity and effective Security Interests. This Guarantee and each of the other Finance Documents to which the Guarantor is a party:

(a)	constitute the Guarantor’s legal, valid and binding obligations enforceable against the Guarantor in accordance with their respective terms; and

(b)	create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate, subject to any relevant insolvency laws affecting creditors’ rights generally.

10.7	No third party Security Interests. Without limiting the generality of Clause 10.6, at the time of the execution and delivery of each Finance Document to which the Guarantor is a party:

(a)	the Guarantor will have the right to create all the Security Interests which that Finance Document purports to create; and

(b)
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8
No conflicts. The execution by the Guarantor of this Guarantee and each of the other Finance Documents to which the Guarantor is a party and its compliance with this Guarantee and each of the other Finance Documents to which the Guarantor is a party will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Guarantor; or

(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.

10.9
No withholding taxes. All payments which the Guarantor is liable to make under this Guarantee or any other Finance Document to which the Guarantor is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default. To the knowledge of the Guarantor, no Event of Default or Latent Event of Default has occurred.

10.11
Information. All information which has been provided in writing by or on behalf of the Guarantor to the Security Trustee or any other Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.2; all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.7; and there has been no material adverse change in the financial position or state of affairs of the Guarantor from that disclosed in the latest of those accounts.

10.12
No litigation. No legal or administrative action involving the Guarantor has been commenced or taken or, to the Guarantor’s knowledge, is likely to be commenced or taken which, in either case, would be likely to have a Material Adverse Effect or which would prevent the Guarantor from meeting its obligations under the Finance Documents to which it is a party.

10.13	Taxes paid. The Guarantor has paid all taxes applicable to, or imposed on or in relation to it and its business.

10.14
No money laundering. In relation to the performance and discharge by the Guarantor of its obligations and liabilities under the Finance Documents, and the transactions and other arrangements affected or contemplated by the Finance Documents to which the Guarantor is a party, the Guarantor confirms (i) that it is acting for its own account; and (ii) that the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of Directive 2005/60/EC of the European Parliament and of the Council).

10.15
No immunity. The Guarantor is not and no assets of the Guarantor are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceedings (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement).

10.16    Sanctions.
The Guarantor:
(i)    is not a Prohibited Person; and/or
(ii)    does not own or control a Prohibited Person.
10.17    Pari passu
The obligations of the Guarantor under the Finance Documents to which it is a party rank at least pari passu with all other unsecured indebtedness of the Guarantor other than indebtedness mandatorily preferred by law.
10.18    Validity and admissibility in evidence. All Authorisations required or desirable:

(a)	to enable the Guarantor lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(b)	to make the Finance Documents to which the Guarantor is a party admissible in evidence in its Pertinent Jurisdictions, have been obtained or effected and are in full force and effect.
10.19    Governing law and enforcement.

(a)	The choice of governing law of each Finance Document to which the Guarantor is a party will be recognised and enforced in its Pertinent Jurisdictions.

(b)
Any judgment obtained in relation to a Finance Document to which the Guarantor is a party in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Pertinent Jurisdictions.

10.20
Insolvency. No corporate action, legal proceeding, creditors' process or other procedure or step described in paragraph (g) and (h) of clause 19.1 of the Loan Agreement has been taken or, to its knowledge, threatened in relation to the Guarantor, either Borrower and any other Security Party.

10.21	No breach of law. The Guarantor has not breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

10.22	Anti-terrorism compliance. The Guarantor, each Borrower and each other Security Party is in compliance with any and all anti-terrorism law applicable to it.

10.23	Good title to assets. The Guarantor has good, title to its assets.

11	UNDERTAKINGS

11.1
General. The Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 11 at all times during the Security Period, except as the Security Trustee may, with the authority of the Majority Lenders, otherwise permit.

11.2    Title; negative pledge. The Guarantor will:

(a)
own directly and maintain ownership of the entire legal and beneficial interest in the entire issued share capital of each Borrower free from all Security Interests and other interests and rights of every kind except for (i) those created by the Finance Documents and (ii) any Security Interests created pursuant to the Existing Facility which such Security Interests shall be discharged in full in the case of the share capital of Borrower A no later than the first Drawdown Date and, in the case of the share capital of Borrower B, no later than the second Drawdown Date;

(b)	procure that each Borrower will:

(i)
hold the legal title to, and own the entire beneficial interest in the Ship owned by it, the Insurances and Earnings relating to that Ship and the Earnings Account in its name, free from all Security Interests and other interests and rights of every kind, except for (i) those created by the Finance Documents and the effect of assignments contained in the Finance Documents, (ii) Permitted Security Interests and (iii) any Security Interests created pursuant to the Existing Facility which such Security Interests shall be discharged in full in the case of Ship A no later than the first Drawdown Date and, in the case of Ship B, no later than the second Drawdown Date; and

(ii)	not create or permit to arise any Security Interest (except for Permitted Security Interests) over any other asset, present or future; and

(iii)
procure that its liabilities under the Finance Documents to which it is a party do and will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.3	No disposal of assets. The Guarantor will procure that no Borrower will transfer, lease or otherwise dispose of:

(a)	all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not; or

(b)
any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation except for demurrage claims and otherwise in the ordinary course of conducting its business as a ship owner; or

(c)	make any substantial change to the nature of its business from that existing at the date of this Guarantee, but paragraph (a) does not apply to any charter of either Ship to which clauses 14.13 and 14.17 of the Loan Agreement apply or to the sale of a Ship on arm’s length for its Market Value if the Borrowers can demonstrate prior to such sale to the Agent's satisfaction that the net proceeds of such sale shall be sufficient to enable the relevant Borrower to comply with its mandatory prepayment obligation under clause 8.9 of the Loan Agreement and, upon such sale, the net proceeds of such sale are sufficient to enable the relevant Borrower to comply with its mandatory prepayment obligation under clause 8.9 of the Loan Agreement.

11.4
No other liabilities or obligations to be incurred. The Guarantor will procure that no Borrower will, incur any liability or obligation (including, without limitation, any contingent liability) except liabilities and obligations:

(a)	under the Finance Documents to which it is a party;

(b)	reasonably incurred in the ordinary course of operating, upgrading, maintaining and chartering its Ship; and

(c)	in respect of Intercompany Loans made to the relevant Borrower provided these comply with the requirements of Clause 11.18, it being acknowledged that up to the first Drawdown Date, each Borrower has obligations and liabilities under the Existing Facility and, in the case of Borrower B, those obligations and liabilities under the Existing Facility shall continue up to the second Drawdown Date.

11.5
Information provided to be accurate. All financial and other information which is provided in writing by or on behalf of a Borrower, the Guarantor or any other Security Party under or in connection with this Guarantee and each Finance Document will be true, complete and not misleading and will not omit any material fact or consideration.

11.6    Provision of financial statements. The Guarantor will send to the Agent:

(a)	as soon as possible, but in no event later than 120 days after the end of each financial year of the Guarantor, the audited consolidated accounts of the Guarantor and its subsidiaries;

(b)
as soon as possible, but in no event later than 60 days after the end of the first three Accounting Periods, unaudited consolidated accounts of the Guarantor and its subsidiaries which are certified as to their correctness by the chief financial officer of the Guarantor;

(c)
as soon as possible, but in no event later than 60 days after the commencement of each financial year of the Guarantor, the annual budget (including consolidated profit & loss, balance sheet and cash flow forecast for the Guarantor and its subsidiaries) for that financial year;

(d)	a Compliance Certificate together with the quarterly reports that the Guarantor delivers in (b) above each certified by the chief financial officer of the Guarantor; and

(e)	any other information and financial statements as the Agent may request regarding the financial condition, assets and operations of the Guarantor.

11.7	Form of financial statements. All accounts (audited and unaudited) delivered under Clause 11.6 will:

(a)	be prepared in accordance with all applicable laws and IFRS consistently applied;

(b)	fairly represent the financial condition of the Guarantor and its subsidiaries at the date of those accounts and of its profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Guarantor and its subsidiaries.

11.8
Shareholder and creditor notices. The Guarantor will send the Security Trustee, at the same time as they are despatched, copies of all communications which are despatched to the Guarantor’s shareholders or creditors or any class of them provided that the Guarantor shall be deemed compliant with this Clause 11.8 if the Guarantor releases that information in accordance with the disclosure procedure applicable to New York listed companies in compliance with the United States securities laws and regulations.

11.9
Authorisations. The Guarantor will and will procure that each Borrower will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all Authorisations required:

(a)	for it to perform its obligations under any Finance Document to which it is a party; and

(b)	for the validity or enforceability of any Finance Document to which it is a party, and the Guarantor will and will procure that each Borrower will comply with the terms of all such Authorisations.
11.10    Maintenance of Security Interests. The Guarantor will:

(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and

(b)
without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document, give any notice or take any other step which may be or become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.11
Notification of litigation. The Guarantor will provide the Security Trustee with details of any legal or administrative action involving the Guarantor, the Borrowers (or either of them), any other Security Party, either Ship, its Earnings or its Insurances as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Finance Document.

11.12	Chief Executive Office. The Guarantor will maintain its chief executive office in the Principality of Monaco.

11.13	Notification of default. The Guarantor will notify the Security Trustee as soon as the Guarantor becomes aware of:

(a)	the occurrence of an Event of Default or a Latent Event of Default; or

(b)	any matter which indicates that an Event of Default may have occurred, and will thereafter keep the Security Trustee fully up-to-date with all developments.
11.14    Provision of further information
The Guarantor will, as soon as practicable after receiving the request, provide the Security Trustee with any additional financial or other information relating to:

(a)	the financial condition, business and operations of the Guarantor and each Borrower;

(b)	the Ship owned by a Borrower, its Earnings or its Insurances; or

(c)	any other matter relevant to, or to any provision of, a Finance Document to which it is a party;
which may be requested by the Security Trustee, at any time and the Guarantor shall promptly, provide such further information and/or documents as the Security Trustee may request so as to enable the Security Trustee to comply with any laws applicable to it or any other Creditor Party (including, without limitation, compliance with FATCA).
11.15    "Know your customer" checks
The Guarantor shall notify the Security Trustee immediately if it becomes aware of any actual or intended change in its status or the status of either Borrower and any other Security Party after the date of this Guarantee. If:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Guarantee;

(b)	any change in the status of the Guarantor, either Borrower or any other Security Party after the date of this Guarantee; or

(c)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, obliges the Agent or any Lender (or, in the case of paragraph (c), any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Guarantor shall promptly upon the request of the Security Trustee (acting on the instructions of the Agent or the Lender concerned) supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Security Trustee (for the Agent or on behalf of any Lender or, in the case of the event described in paragraph (c), on behalf of any prospective new Lender) in order for the Agent, the Lender concerned or, in the case of the event described in paragraph (c), any prospective new Lender or carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.
11.16    Compliance with laws
The Guarantor shall comply and shall procure that each Borrower shall, comply in all material respects with all applicable laws, including, without limitation, all Sanctions and regulations relating thereto and will conduct its business in compliance with applicable anti-corruption laws and maintain policies and procedures designed to promote and achieve compliance with such anti-corruption laws.

11.17
Taxes. The Guarantor shall prepare and timely file all tax returns required to be filed by it and pay and discharge all taxes imposed upon it or in respect of any of its property and assets before the same shall become in default.

11.18    Intercompany Loans. The Guarantor shall:

(a)	procure that any Intercompany Loan it provides shall be made directly to a Borrower and shall:

(i)	be fully subordinated to any and all obligations of the Borrowers and the rights of the Creditor Parties under the Finance Documents;

(ii)	not require the payment of interest prior to expiry of the Maturity Date;

(iii)	mature at least 1 year after the Maturity Date; and

(iv)	not be secured by any asset which is already, or is to be, the subject of a Security Interest created by either Borrower, the Guarantor or any other Security Party pursuant to any Finance Document,

(b)
furnish promptly to the Agent a true and complete copy of any instrument evidencing any Intercompany Loan, all other documents related thereto and a true and complete copy of each material amendment or other modification thereof; and

(c)
in respect of any such Intercompany Loan, execute and deliver to the Agent an Intercompany Loan Assignment and deliver to the Agent such other documents equivalent to those referred to in paragraphs 4, 5 and 6 of Part A of Schedule 4 of the Loan Agreement as the Agent may require.

11.19    Maintenance of status. The Guarantor will:

(a)	maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands;

(b)	remain listed on the New York Stock Exchange; and

(c)	procure that each Borrower shall maintain its separate corporate existence and remain in goodstanding under the laws of the Republic of the Marshall Islands.
11.20    Negative undertakings. The Guarantor will not:

(a)	change its name, its type of organisation or the nature of its business; or

(b)	change its Fiscal Year.
11.21    No merger etc.
The Guarantor shall not enter into any form of merger, de-merger, amalgamation or any form of reconstruction or reorganisation.

11.22	Dividends. The Guarantor may pay a dividend or make any other form of distribution or effect any form of redemption, purchase or return of share capital provided that:

(a)
no Event of Default has occurred and is continuing at the time of the payment of such dividends or the making of such distributions, redemptions, purchase or return or will result from the payment of such dividend or the making of such distribution, redemption, purchase or return; and/or

(b)	any payment of such dividend or the making of such distribution, redemption, purchase or return , shall not result in a breach of the financial covenants set out in Clauses 12.1 to 12.5.

11.23
Green scrapping. Guarantor shall maintain a policy that provides that any ships owned by any member of the STI Group and which are due to be scrapped shall be scrapped in compliance with (i) the International Maritime Organization's convention for the Safe and Environmentally Sound Recycling of ships to the extent that are issued and in force at the time of such scrapping and (ii) the guidelines to be issued by the International Maritime Organization in connection with such convention.

12	FINANCIAL COVENANTS

12.1
General. The Guarantor also undertakes with the Security Trustee to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Security Trustee may, with the authority of the Majority Lenders, otherwise permit.

12.2
Minimum liquidity. The Guarantor shall, at all times, maintain Cash and Cash Equivalents equal to or greater than (i) $25,000,000 and (ii) $500,000 per Fleet Vessel plus $250,000 per vessel time chartered to a member of the STI Group (the “Minimum Liquidity”), provided that:

(a)
for the purpose of this Clause 12.2, “Cash” and "Cash Equivalents" shall include unutilised and freely available amounts under any revolving credit facility made available to the Guarantor (where no default or termination event has occurred and is continuing and no restriction on borrowing exists under any such facility) which has a maturity date in excess of 12 months after the date of the then most recent financial statements delivered by the Guarantor; and

(b)	50 per cent. of the Minimum Liquidity shall at all times consist of Cash.

12.3	Minimum Consolidated Tangible Net Worth. The Guarantor shall, at all times, maintain a Consolidated Tangible Net Worth of not less than $1,000,000,000 plus:

(a)	25 per cent. of the Guarantor 's cumulative, positive consolidated net income for each Accounting Period commencing on or after 1 January 2016; and

(b)	50 per cent. of the Equity Proceeds realised from any issuance of Equity Interests in the Guarantor occurring on or after 1 January 2016.

12.4	Maximum leverage. The Guarantor shall maintain a ratio of Net Debt to Consolidated Total Capitalisation of not more than 0.60 to 1.00, to be tested on the last day of each Accounting Period.

12.5
Minimum interest coverage. The Guarantor shall maintain a ratio of Consolidated EBITDA to Consolidated Net Interest Expense greater than 2.50:1.00. Such ratio shall be calculated on the last day of each Accounting Period on a trailing four quarter basis.

12.6
Material Changes in IFRS requirements. If, at any time after the date of this Guarantee, the IFRS requirements materially change so as to impact the financial covenants set out in this Clause 12 the Guarantor shall notify the Agent and, if agreed between the Guarantor and the Agent, this Guarantee shall be amended and/or supplemented to reflect these changes.

13	JUDGMENTS AND CURRENCY INDEMNITY

13.1
Judgments relating to Loan Agreement and the Master Agreements. This Guarantee shall cover any amount payable by the Borrowers under or in connection with any judgment relating to the Loan Agreement or the Master Agreements.

13.2	Currency indemnity. In addition, clause 21.4 (currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.

14	SET‑OFF
14.1    Application of credit balances. Each Creditor Party may without prior notice:

(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Guarantor to that Creditor Party under this any of the Finance Documents; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.

14.2
Existing rights unaffected. No Creditor Party shall be obliged to exercise any of its rights under Clause 14.1; and those rights shall be without prejudice and in addition to any right of set‑off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

14.3
Sums deemed due to a Lender. For the purposes of this Clause 14, a sum payable by the Guarantor to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender’s proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to that Lender.

15	SUPPLEMENTAL

15.1	Continuing guarantee. This Guarantee shall remain in force as a continuing security at all times during the Security Period.

15.2
Rights cumulative, non-exclusive. The Security Trustee’s rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

15.3
No impairment of rights under Guarantee. If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Security Trustee under this Guarantee.

15.4
Severability of provisions. If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

15.5
Guarantee not affected by other security. This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Security Trustee or any other Creditor Party may now or later hold in connection with the Loan Agreement or any Master Agreement.

15.6
Guarantor bound by Loan Agreement, Master Agreements. The Guarantor agrees with the Security Trustee to be bound by all provisions of the Loan Agreement and the Master Agreements which are applicable to the Security Parties in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee.

15.7
Applicability of provisions of Guarantee to other Security Interests. Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 and 18 shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 18.

15.8
Applicability of provisions of Guarantee to other rights. Clauses 3 and 18 shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 18), being an agreement referring to this Guarantee.

15.9
Third party rights. A person (other than a Creditor Party) who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

16	ASSIGNMENT

16.1
Assignment by Security Trustee. The Security Trustee may transfer and assign its rights under and in connection with this Guarantee to the same extent as it may transfer and assign its rights under the Loan Agreement.

17	NOTICES

17.1	Notices to Guarantor. Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:
Scorpio Tankers Inc.

c/o Scorpio Commercial Management S.A.M.
“Le Millenium”

9 Boulevard Charles III, 98000 Monaco

Attn. Mr Luca Forgione / Legal Department
Fax No: +377 97 77 8346
Email: legal@scorpiogroup.net
or to such other address which the Guarantor may notify to the Security Trustee.

17.2	Application of certain provisions of Loan Agreement. Clauses 28.3, 28.4 and 28.5 of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.

17.3	Validity of demands. A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by either Borrower under the Loan Agreement or a Master Agreement;

(b)	at the same time as the service of a notice under clause 19.2 (events of default) of the Loan Agreement or a Master Agreement;
and a demand under this Guarantee may refer to all amounts payable under or in connection with the Loan Agreement or the Master Agreements without specifying a particular sum or aggregate sum.

17.4
Notices to Security Trustee. Any notice to the Security Trustee under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.

18	INVALIDITY OF LOAN AGREEMENT
18.1    Invalidity of Loan Agreement. In the event of:

(a)
the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)
without limiting the scope of paragraph (a), a bankruptcy of either Borrower, the introduction of any law or any other matter resulting in either Borrower being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or either Borrower had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and each Borrower had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Borrowers under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.

18.2	Invalidity of Finance Documents or the Master Agreements. Clause 18.1 also applies to each of the other Finance Documents to which either Borrower is a party and the Master Agreements.

19	GOVERNING LAW AND JURISDICTION

19.1	English law. This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

19.2	Exclusive English jurisdiction. Subject to Clause 19.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.

19.3	Choice of forum for the exclusive benefit of the Security Trustee. Clause 19.2 is for the exclusive benefit of the Security Trustee, which reserves the rights:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.
The Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.

19.4
Process agent. The Guarantor irrevocably appoints Scorpio UK Limited of 10 Lower Grosvenor Place, London, SW1W 0EN, England (such communication to be marked preferably and if possible on the paper envelope (not any courier exterior) with “STNG Transaction” for the urgent attention of General Counsel) to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

19.5
Creditor Parties’ rights unaffected. Nothing in this Clause 19 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

19.6
Meaning of “proceedings”. In this Clause 19, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure and a “Dispute” means any dispute arising out of or in connection with this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee) or any non-contractual obligation arising out of or in connection with this Guarantee.

THIS GUARANTEE has been entered into on the date stated at the beginning of this Guarantee.

EXECUTION PAGE

GUARANTOR

SIGNED by
Name: Francesca Gianfranchi	/s/ Francesca Gianfranchi
for and on behalf of
SCORPIO TANKERS INC.
in the presence of:
Name: Micha Withoft	/s/ Micha Withoft

SECURITY TRUSTEE

SIGNED by	/s/ Cameron Johnstone-Browne
for and on behalf of	Name: Cameron Johnstone-Browne
Attorney-in-Fact
NIBC BANK N.V.
in the presence of:	/s/ Rohan Inamdar
Name: Roham Inamdar
Trainee Solicitor
London EC2A 2HB

SCHEDULE 1

FORM OF COMPLIANCE CERTIFICATE

To: NIBC Bank N.V.
4 Carnegieplein,
2517 KJ, The Hague
The Netherlands

[date]
Dear Sirs,

We refer to:

(a)
a loan agreement dated [●] 2016 (the "Loan Agreement") made between (i) STI Fontvieille Shipping Company Limited and STI Ville Shipping Company Limited as joint and several borrowers (the "Borrowers"), (2) the Lenders named therein, (3) the Swap Banks named therein, (4) yourselves as Mandated Lead Arrangers and (5) yourselves as Agent and Security Trustee; and

(b)
a guarantee dated [●] 2016 (the "Guarantee") made between us as guarantor and yourselves as Security Trustee whereby we agreed, amongst other things, to guarantee the Borrowers' obligations under the Loan Agreement.

Words and expressions defined in each of the Loan Agreement and in the Guarantee shall have the same meaning when used in this Compliance Certificate.

We hereby represent that no Event of Default has occurred as at the date of this Certificate [other than [●]].

We hereby certify that, as at the date of this certificate:

(a)	the Minimum Liquidity is $[●], $[●] of which consists of Cash;

(b)	the Consolidated Tangible Net Worth is $[●];

(c)	the ratio of Net Debt to Consolidated Total Capitalisation is [●] to [●]; and

(d)	the ratio of Consolidated EBITDA to Consolidated Net Interest Expense is [●] to [●].
All of these thresholds and ratios are in compliance with the requirements of clauses [12.1 to 12.5] of the Guarantee. Copies of our calculations in relation to the financial covenants are attached together with copies of the financial statements of the Guarantor and its subsidiaries for the Accounting Period ending [●].

This Certificate and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

______________________________
[●]
Chief Financial Officer
SCORPIO TANKERS INC.

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